JPMORGAN TRUST I

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

July 26, 2012

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I (“Trust”); File Nos. 333-103022; 811-21295 – Post-Effective Amendment No. 214 filed on May 23, 2012

Dear Mr. Di Stefano:

This letter is in response to the comments you provided to the Trust on July 6, 2012 with respect to the JPMorgan Global Bond Opportunities Fund and the JPMorgan Quantitative Large Cap Plus Fund (collectively, the “Funds”). Our responses to your comments are set forth below. We will incorporate the changes referenced in our responses below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) (the “Rule”) of the Securities Act of 1933, which will be automatically effective on August 17, 2012 pursuant to the Rule.

A.	JPMORGAN GLOBAL BOND OPPORTUNITIES FUND

Prospectus Comments — Fees and Expenses of the Fund

1.	Comment: Please confirm that the contractual fee waivers referenced in footnote 2 to the Annual Fund Operating Expenses table (the “Fee Waivers”) will remain in effect for at least one year.

Response: We confirm that each of the Fee Waivers will remain in effect for at least one year.

Prospectus Comments — Main Investment Strategies

2.	Comment: Please identify whether the Fund employs any maturity or dollar weighted average maturity strategy as a principal strategy of the Fund. If the Fund is flexible and is not managed using a maturity or average weighted maturity strategy, please disclose that the Fund can invest in securities of any maturity or duration.

Response: The Fund’s strategy is flexible and does not require it to buy securities of a specific maturity or maintain a specific dollar weighted maturity. Disclosure will be added to the prospectus to indicate that the Fund may invest in securities of any maturity or duration.

3.	Comment: The “Risk/Return Summary” indicates that the Fund may invest in “Mortgage TBAs.” Please spell out TBA before using the abbreviation.

Response: The following disclosure will be added to the Risk/Return Summary:

“The Fund may invest in mortgage pass-through securities including mortgage securities eligible to be sold in the “to-be-announced” or TBA market (Mortgage TBAs).”

We will also include additional disclosure about such instruments in the “More About the Fund” section.

4.	Comment: The “Risk/Return Summary” indicates that the Fund is non-diversified. Earlier on in the “Risk/Return Summary,” it indicates that the Fund will “seek to diversify the portfolio by investing in issuers in at least three countries other than the U.S.” Since the Fund is non-diversified, please use a different term than “diversify” earlier in the “Risk/Return Summary” to avoid shareholder confusion.

Response: We will revise the “Risk/Return Summary” to take out the earlier reference to diversifying the portfolio and simply disclose that the Fund will invest in at least three countries other than the U.S.

Prospectus Comments — Main Investment Risks

5.	Comment: The “Risk/Return Summary” discloses that the Fund invests in structured instruments including credit linked notes. Please disclose that structured instruments are synthetic in nature and that the Fund will have no claim on the reference assets.

Response: The following disclosure will be added to the Main Risk section of the “Risk/Return Summary”:

Structured Investment Risk: Certain structured investments including CLNs are synthetic instruments that attempt to replicate the performance of certain reference assets. With regard to such instruments, the Fund does not have a claim on the reference assets and is subject to enhanced counterparty risk.

6.	Comment: Please revise the derivatives risk disclosure to be specific to the types of derivatives the Fund may use as part of its principal investment strategy as required by the guidance in the letter dated July 30, 2010 from the SEC staff to the Investment Company Institute (the “Derivatives Letter”).

Response: The current risk disclosure is tailored to the types of derivatives used by the Fund and the purpose for which they are used as part of the Fund’s principal investment strategies. The “Derivatives Risk” section identifies the specific types of derivatives used by the Fund (i.e., foreign forward currency contracts, options, futures contracts and swaps) as part of its principal strategy and the risks associated with such strategies. In addition, the “Risk/Return Summary” includes “Strategy Risk” which contains additional disclosure concerning risks associated with the Fund’s currency management strategies. As a result, we believe that the current disclosure is specific with respect to the derivative strategies used by the Fund and therefore complies with the Derivatives Letter.

Prospectus Comments — More About the Fund

7.	Comment: The “More About the Fund” section provides as follows: “Generally, a ‘bond’ is defined as a debt security with a maturity of 90 days or more at the time of its issuance.” Why is the word “generally” used? Is there another definition of “bond” that could be used by the Fund?

Response: The word “generally” in this context conveys that, consistent with plain English principles, the main features, rather than all of the precise details, of the definition of “bond” are being provided. In other words, it is being used like the phrase, “generally speaking.” It is not being used, as suggested by the staff comment, to signal that there are “exceptions.” Nonetheless, in light of the comment, the word “generally” will be deleted.

8.	Comment: The “More About the Fund” section lists “Loan Risk” and “Equity Risk” under Additional Risks. Please disclose these types of investments in the strategies sections of the prospectus and indicate whether they are principal or non-principal strategies.

Response: The “More About the Fund” section already discloses that, although not a principal investment strategy, the Fund may invest in Loans and equity securities. As indicated in response to Comment 18, additional headings will be added to the “More About the Fund” section to differentiate between principal and non-principal investment strategies

Statement of Additional Information Comments – SAI Part I

9.	Comment: The Trustee Compensation section references the Ex-G4 Currency Strategies Fund. Please correct the section to reference the JPMorgan Global Bond Opportunities Fund.

Response: The section will be revised to reference the JPMorgan Global Bond Opportunities Fund.

B.	JPMORGAN QUANTITATIVE LARGE CAP PLUS FUND

Prospectus Comments — Main Investment Strategies

10.	Comment: The main investment strategy indicates that the Fund will invest primarily “in long and short positions of equity securities issued by large capitalization companies and intends to maintain an approximate net 100% long exposure to the equity market (long market value minus short market value).” Please indicate in correspondence how the Fund implements this strategy and specifically whether the Fund is a 130/30 Fund. In addition, please confirm in correspondence that the Fund’s shorting strategy is consistent with SEC release 10666 and describe the Fund’s asset segregation policies.

Response: The Fund is not strictly a “130/30 Fund” but the Fund will take long and short positions in equity securities. As disclosed in the “Main Investment Strategies” section, the Fund’s long and short positions will vary in size as market opportunities change with long positions ranging between 90% and 150% of the value of the Fund’s net assets and short positions ranging between 0% and 50% of the value of the Fund’s net assets.

The Fund has implemented compliance procedures that are reasonably designed to address the senior security issues referenced in Investment Company Act Release No. 10666 and its progeny (“Release 10666”). As required by Release 10666, the Fund segregates or earmarks liquid assets to cover its short positions. Please note that the prospectus discloses in the “Risks and Reward Elements for the Fund” that the Fund “segregates or earmarks liquid assets to cover short positions and offset a position of the leverage risk.” Similar disclosure is also included in the Statement of Additional Information, Part II under “Short Selling.”

11.	Comment: Please revise the definition of large capitalization securities to read as follows:

“Large capitalization securities are those equity securities of companies with market capitalizations similar to those within the universe of the S&P 500 Index.”

Response: The proposed revision will be made.

12.	Comment: Explain in correspondence why large capitalization companies include companies with market capitalizations “similar to those” within the S&P 500 Index rather than companies that are included in the “S&P 500 Index.”

Response: Large capitalization companies include companies with market capitalizations similar to those within the S&P 500 Index because the S&P 500 Index may not account for dynamic changes in the market capitalizations of its underlying components.

13.	Comment: Please disclose whether the Fund determines whether a security is a large capitalization security at the time of investment or at the time when the S&P 500 Index is reconstituted.

Response: The Fund determines whether a security is a large capitalization security at the time of purchase.

14.	Comment: The “Risk/Return Summary” discloses that “equity security in which the Fund invests significantly are common stocks of U.S. companies.” Please confirm that there are no other types of equity securities that the Fund will use as part of its principal strategy which should be disclosed in the “Risk/Return Summary.”

Response: The Fund confirms that the types of securities and investments the Fund currently intends to use as part of its principal strategy are identified in the “Risk/Return Summary.”

15.	Comment: The “Risk/Return Summary” discloses that “in declining markets, the value of the short positions will decline faster than the long positions.” Please disclose in correspondence why short positions decline faster than the long positions.

Response: The investment adviser takes short positions in securities that it believes are overvalued and if the investment adviser is correct, then in declining markets the value of the Fund’s short positions should decline faster than the long positions.

16.	Comment: The “More About the Fund” section discloses the adviser’s process for overweighting and underweighting the Fund’s investments versus the Fund’s index. Please include this disclosure in the “Risk/Return Summary.”

Response: Additional disclosure will be added to the Fund’s “Risk/Return Summary.

17.	Comment: Please revise the disclosure concerning the Fund’s qualitative analysis to read as follows:

“The adviser uses its qualitative analysis to over and underweight sectors, industries and stocks versus the S&P 500.”

Response: Revised disclosure will be added to the Fund’s “Risk/Return Summary.”

C.	GLOBAL COMMENTS – BOTH FUNDS

Prospectus Comments — More About the Fund

18.	Comment: The “More About the Fund” section contains disclosure about both principal and non-principal investment strategies. Please add headings to differentiate between principal and non-principal investment strategies.

Response: Appropriate headings will be added.

19.	Comment: The “More About the Fund” section discloses that the Fund’s Board of Trustees may change the Fund’s investment objective and any of the policies in the prospectus without shareholder approval. Please disclose whether shareholders will be notified in advance (and the time period for such notice) if the Funds change their non-fundamental investment objectives or policies.

Response: The Global Bond Opportunities Fund discloses that the Fund will provide shareholders with at least 60 days prior notice of any change in its 80% policy. We will add similar disclosure to the More About the Fund section of the JPMorgan Quantitative Large Cap Plus Fund. In addition, as we have confirmed to the Staff in past correspondence, we expect to provide shareholders with reasonable advance notice of material changes to the Fund’s non-fundamental investment objective or other material policies. However, we note that Form N-1A does not require the Fund to specify a notice period for changes to the Fund’s non-fundamental investment objective or other material policies, and therefore, we respectfully disagree with the proposed revision.

Statement of Additional Information – Investment Policies

20.	Comment: Both Funds have a fundamental policy that the Funds may not purchase or sell commodities or commodity contracts “except as may be permitted by the 1940 Act.” Briefly disclose what is permitted by the 1940 Act in the Statement of Additional Information.

Response: We believe the Statements of Additional Information already contains disclosure concerning the types of investments in commodities or commodity contracts that are permissible under the policy and limitations on such investments. We note that the policy itself includes disclosure concerning the types of investments which are not prohibited by the policy including “financial futures contracts (including futures contracts on indices of securities, interest rates and currencies), options on financial futures contracts (including futures contracts on indices of securities, interest rates and currencies), warrants, swaps, forward contracts, foreign currency spot and forward contracts or other derivative instruments including derivatives related to physical commodities.” In addition, the Statement of

Additional Information includes disclosure highlighting limitations on illiquid securities, derivatives and tax limitations on investing directly in commodities and in certain commodity-related securities.

21.	Comment: Both Funds have a non-fundamental policy that the Funds may not acquire securities of other investment companies “except as permitted by the 1940 Act or any order pursuant thereto.” Briefly disclose what is permitted by the 1940 Act in the Statement of Additional Information.

Response: The Statement of Additional Information includes disclosure concerning the extent to which a Fund may invest in Part 2 of the SAI under “Investment Company Securities and Exchange Traded Funds.”

In connection with your review of the Fund’s Post-Effective Amendments No. 214 to the Registration Statements filed by the Trust on May 23, 2012, the undersigned hereby acknowledges on behalf of the Trust that neither the SEC nor its staff has passed upon the accuracy or adequacy of the above referenced filing and that the review of this filing by the SEC staff does not relieve the Registrant from its responsibilities for the accuracy and adequacy of the disclosure in this filing nor does it foreclose the SEC from taking any actions with respect to this filing.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 248-5749 or in my absence, John Fitzgerald at (212) 648-2085.

Sincerely,

/s/ Jessica K. Ditullio

Jessica K. Ditullio

Assistant Secretary